

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via E-mail
Anatoly Danilitskiy
Chief Executive Officer
CIS Acquisition Ltd.
89 Udaltsova Street, Suite 84
Moscow, Russia 119607

> **Re: CIS Acquisition Ltd.**
> **Amendment No. 2 to the Registration Statement on Form F-1**
> **Filed May 25, 2012**
> **File No. 333-180224**

Dear Mr. Danilitskiy:

We have reviewed your response to our letter dated May 16, 2012 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment 2 in our letter dated April 16, 2012. When available, please provide us with any documentation you receive from NASDAQ regarding your application and structure. To the extent your structure does not meet the applicable listing standards, please revise your document accordingly.

Prospectus Summary, page 2

2. We note your response to prior comment 1. Please revise the third sentence of the fifth paragraph on page 2 and the third sentence of the third paragraph on page 68 to clarify that you may take advantage of the extended transition period until you are no longer an emerging growth company or affirmatively and irrevocably "opt out" of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Giovanni Caruso, Esq.
        Loeb & Loeb LLP